UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
November 30, 2018

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Avista Healthcare Public Acquisition Corp.

File No. 333-227090 - CF#36808

Avista Healthcare Public Acquisition Corp. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-4 registration statement filed on August 29, 2018.

Based on representations by Avista Healthcare Public Acquisition Corp. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.5　　　　　through October 8, 2026

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary